Leonard E. Neilson
                           A PROFESSIONAL CORPORATION

LEONARD  E.  NEILSON                  8160  SOUTH  HIGHLAND  DRIVE,  SUITE 104
 ATTORNEY  AT  LAW                                         SANDY,  UTAH  84093
                                                   TELEPHONE:  (801)  733-0800
                                                         FAX:  (801)  733-0808
                                                  E-MAIL:  LNEILSONLAW@AOL.COM

                                  March 8, 2006



Securities and Exchange Commission
Division of Corporation Finance
Attn: H. Roger Schwall, Assistant Director
100 F Street, NE
Washington, D.C. 20549-7010

     Re:      Trans Energy, Inc.
              SEC File No. 0-23530
              Response to comment letter

Dear Mr. Schwall:

     In response to my telephone conversation on March 7, 2006 with Regina Balderas, Staff Accountant, this letter will update the Commission as to the progress of our response to your letter of December 29, 2005 concerning Trans Energy, Inc. (the "Company") and certain periodic filings.

     As per my conversation with Ms. Balderas, please be informed that Company management is meeting with accountants this week in order to finalize responses to your letter. Management has represented to me that they are confident they can have a final response to the letter by Friday, March 17, 2006. If you have any questions or desire additional information concerning the Company's response, please contact me at your convenience.

                               Sincerely,

                               /s/ Leonard E. Neilson
                               ----------------------
                               Leonard E. Neilson
:ae

CC:      Trans Energy, Inc.



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